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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 Schedule 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                                     under
             SECTION 14(D)4 OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          HOOKER FURNITURE CORPORATION
                           (Name of Subject Company)

                          HOOKER FURNITURE CORPORATION
                      (Name of Person(s) Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                  439038 10 0
                     (CUSIP Number of Class of Securities)

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                                 E. Larry Ryder
               Senior Vice President--Finance and Administration
                          Hooker Furniture Corporation
                        440 East Commonwealth Boulevard
                          Martinsville, Virginia 24112
                                 (540) 632-2133
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                               ----------------

                                   Copies to:

           Karl M. Strait                         Lawrence A. Goldberg
          McGuireWoods LLP                     Ludwig, Goldberg & Krenzel
          One James Center                        50 California Street
        901 East Cary Street                           36th Floor
         Richmond, VA 23219                      San Francisco, CA 94111
         Phone: 804-775-1133                       Phone: 415-788-7200

   [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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Item 1. Subject Company Information.

   (a) Name and Address. The name of the subject company is Hooker Furniture Corporation, a Virginia corporation ("Hooker" or the "Company"). The address of the principal executive offices of the Company is 440 East Commonwealth Boulevard, Martinsville, Virginia 24112 and its telephone number is (540) 632-2133.

   (b) Securities. The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") relates is the common stock, no par value per share, of the Company. As of August 9, 2000, there were 7,617,298 shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

   (a) Name and Address. The name, business address and business telephone number of the Company, which is the person filing this Statement, is set forth in Item 1(a) above.

   (b) Tender Offer. This Statement relates to the tender offer by the Hooker Furniture Corporation Employee Stock Ownership Plan Trust (the "ESOP Trust"), as set forth in the Tender Offer Statement on Schedule TO, dated August 9, 2000 (the "Schedule TO"), to purchase up to 1,800,000 of the issued and outstanding shares of the Company at a price of $12.50 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the offer to purchase, dated August 9, 2000, and in the related letter of transmittal (which, as they may be amended or supplemented from time to time, together constitute the offer), copies of which are filed as Exhibits
(a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

   The ESOP Trust is a trust that has been established under the terms of the Hooker Furniture Corporation Employee Stock Ownership Plan (the "ESOP"). Hooker sponsors the ESOP to provide ownership and retirement benefits for eligible employees. The ESOP covers substantially all Hooker employees, and enables participants to share in the growth of Hooker and to accumulate a beneficial ownership interest in Hooker's common stock. The ESOP is intended to qualify as an "employee stock ownership plan" for purposes of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended. The ESOP Trust currently beneficially owns 564, 270 shares or approximately 7.4% of the issued and outstanding shares of the Company. The trustee of the ESOP Trust is U.S. Trust Company, N.A. The Schedule TO states that the address of the Trustee is 600 Fourteenth Street, NW, Suite 400, Washington, DC 20005 (Telephone: 202-585-
4170).

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

   None.

Item 4. The Solicitation or Recommendation.

   (a) Recommendation. The Board of Directors of the Company by unanimous vote of all directors held on June 20, 2000, based on, among other things, the recommendation of a special committee of the Board comprised of non-employee directors, (i) determined that the offer and the transactions contemplated thereby, including the required financing, are fair to and in the best interests of Hooker (ii) approved the offer and the transactions contemplated thereby, including the required financing, and directed the Trustee to undertake the tender offer, subject to its approval, and (iii) determined to make no recommendation to Hooker's shareholders as to whether shareholders should tender shares in the offer.

   Hooker's Board of Directors and the Trustee have approved the tender offer. However, neither Hooker's Board of Directors nor the Trustee makes any recommendation to shareholders as to whether they should tender or refrain from tendering their shares. Each shareholder must make his or her own decision as to whether to tender his or her shares and, if so, how many shares to tender. This tender offer is being made to all Hooker shareholders (excluding shares held by the ESOP Trust on behalf of ESOP

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participants), including shareholders who are directors, officers or beneficial owners of more than five percent of Hooker's common stock. Certain of Hooker's directors and executive officers, as well as certain beneficial owners of more than five percent of Hooker's common stock, have advised Hooker and the Trustee that they intend to tender shares in the tender offer.

   In addition, the information set forth under the caption "Approval of the Tender Offer by Hooker's Board of Directors and the Trustee" of the offer to purchase filed herewith as Exhibit (a)(1)(A) is incorporated herein by reference.

   A letter to the Company's shareholders, a letter to brokers, dealers, commercial banks, trust companies and other nominees, and a letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees communicating the Board's approval of the offer and indicating the Board makes no recommendation to the Company's shareholder's with respect thereto are filed herewith as Exhibits (a)(5)(B), (a)(1)(D) and (a)(1)(E), respectively, and are incorporated herein by reference. A press release announcing the offer is filed herewith as Exhibit (a)(5)(A) and a summary advertisement with respect to the offer is filed herewith as Exhibit (a)(1)(G) both of which are incorporated herein by reference.

   (b) Reasons. The information set forth in the under the caption "Approval of the Tender Offer by Hooker's Board of Directors and the Trustee" of the offer to purchase filed herewith as Exhibit (a)(1)(A) is incorporated herein by reference. A copy of the opinion, dated June 20, 2000, to the special committee rendered by Mann Armistead & Epperson, Ltd., the special committee's financial advisor, referred to under the caption "Approval of the Tender Offer by Hooker's Board of Directors and the Trustee" of the offer to purchase is attached as Annex A to the offer to purchase filed herewith as Exhibit
(a)(1)(A) and is incorporated herein by reference.

   (c) Intent to Tender. To the knowledge of the Company, after making reasonable inquiry, certain of the Company's executive officers, directors, affiliates (other than the ESOP Trust), including certain beneficial owners of five percent or more of the Company's issued and outstanding shares, currently intend to tender shares held of record or beneficially owned by them pursuant to the offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

   Neither the Company nor any person acting on the Company's behalf, including the Trustee, has employed, retained or compensated, or currently intends to employ, retain or compensate, any person (other than fees to the information agent as described in the offer to purchase) to make solicitations or recommendations in connection with the offer. In addition, the information set forth under the caption "Fees and Expenses" of the offer to purchase filed herewith as Exhibit (a)(1)(A) is incorporated herein by reference.

Item 6. Interest in Securities of the Subject Company.

   During the past 60 days, no transactions in shares of the common stock of the Company have been effected by the Company or, to the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

   The ESOP Trust will obtain all of the funds necessary to fund the purchase of the shares in the offer by means of a secured term loan from Hooker of up to $22.5 million (the "ESOP Term Loan"). Hooker anticipates that it will obtain all of the funds necessary to fund the purchase by the ESOP Trust of the shares tendered in the offer, as well as to pay Hooker's and the ESOP Trust's related fees and expenses, by means of (1) a senior unsecured bank term loan up to $22.5 million (the "Bank Term Loan") and (2) available cash. In addition, the information set forth under the captions "Purpose of the Tender Offer; Material Effects of the Tender Offer", "Source and Amount of Funds" and "Certain Information Concerning Hooker and the ESOP

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Trust--Selected Historical Financial Data and Selected Pro Forma Financial Data
for Hooker" of the offer to purchase filed herewith as Exhibit (a)(1)(A) are incorporated herein by reference. The form of Credit Agreement for the ESOP
Term Loan and a Commitment Letter, dated June 26, 2000, from SunTrust Bank,
N.A. and forms of the term loan documents for the Bank Term Loan are filed herewith as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference.

   Except as set forth in this Statement with respect to the offer, the Company is not undertaking or engaged in any negotiation in response to the offer that relates to or would result in (i) a tender offer or other acquisition of the Company's shares by the Company or any other person, (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company, (iii) a purchase, sale or transfer of a material amount of assets by the Company or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

   Except as set forth in this Statement with respect to the offer, there are no transactions, Board resolutions, agreements in principle or signed contracts in response to the offer that would relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

   The information contained in the offer to purchase filed herewith as Exhibit
(a)(1)(A) is incorporated herein by reference.

Item 9. Exhibits.

 Exhibit No.                             Description
 -----------                             -----------
 (a)(1)(A)   Offer to Purchase, dated August 9, 2000 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO
             filed with the SEC by the ESOP Trust on August 9, 2000)+

 (a)(1)(B)   Letter of Transmittal (incorporated by reference to Exhibit
             (a)(1)(B) to the Tender Offer Statement on Schedule TO filed with the SEC by the ESOP Trust on August 9, 2000)+

 (a)(1)(C)   Notice of Guaranteed Delivery (incorporated by reference to
             Exhibit (a)(1)(C) to the Tender Offer Statement on Schedule TO filed with the SEC by the ESOP Trust on August 9, 2000)+

 (a)(1)(D) Letter to brokers, dealers, commercial banks, trust companies and other nominees, dated August 9, 2000 (incorporated by reference to Exhibit (a)(1)(D) to the Tender Offer Statement on Schedule TO filed with the SEC by the ESOP Trust on August 9, 2000)+

 (a)(1)(E) Letter to clients for use by brokers, dealers, commercial banks, trust companies and other nominees (incorporated by reference to Exhibit (a)(1)(E) to the Tender Offer Statement on Schedule TO filed with the SEC by the ESOP Trust on August 9, 2000)+

 (a)(1)(F)   Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9 (incorporated by reference to Exhibit
             (a)(1)(F) to the Tender Offer Statement on Schedule TO filed with the SEC by the ESOP Trust on August 9, 2000)+

 (a)(1)(G)   Summary Advertisement, dated August 9, 2000 (incorporated by reference to Exhibit (a)(1)(G) to the Tender Offer Statement on
             Schedule TO filed with the SEC by the ESOP Trust on August 9,
             2000)

 (a)(2)-(4)  Not applicable

 (a)(5)(A)   Press Release, dated August 9, 2000 (incorporated by reference to
             Exhibit (a)(5)(A) to the Tender Offer Statement on Schedule TO filed with the SEC by the ESOP Trust on August 9, 2000)


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
 Exhibit No.                             Description
 -----------                             -----------
  (a)(5)(B)  Letter to Shareholders from the Chairman and Chief Executive
             Officer of Hooker Furniture Corporation, dated August 9, 2000
             (incorporated by reference to Exhibit (a)(5)(B) to the Tender
             Offer Statement on Schedule TO filed with the SEC by the ESOP
             Trust on August 9, 2000)+

  (e)        Not applicable

  (g)        Not applicable

  99.1 Form of Credit Agreement for ESOP Term Loan (incorporated by reference to Exhibit (b)(1) to the Tender Offer Statement on Schedule TO filed with the SEC by the ESOP Trust on August 9, 2000)

  99.2       Commitment Letter, dated June 26, 2000, from SunTrust Bank, N.A.
             (incorporated by reference to Exhibit (b)(2) to the Tender Offer
             Statement on Schedule TO filed with the SEC by the ESOP Trust on August 9, 2000)

  99.3 Forms of Documents for Bank Term Loan (incorporated by reference to Exhibit (b)(3) to the Tender Offer Statement on Schedule TO filed with the SEC by the ESOP Trust on August 9, 2000)

--------
+ Included with copies of offer to purchase mailed to the Company's shareholders.

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   Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.

                                          Hooker Furniture Corporation

                                                   /s/ E. Larry Ryder
                                          By:__________________________________
                                            E. Larry Ryder
                                            Senior Vice President--Finance and
                                            Administration

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